FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2 Date of Material Change

May 30, 2008

Item 3 News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on May 30, 2008.

Item 4 Summary of Material Change

On May 30, 2008, Medicure Inc. (TSX:MPH) (AMEX:MCU) (“Medicure” or the “Company”), a cardiovascular focused, biopharmaceutical company, announced it received a letter from the American Stock Exchange (“Amex”) stating that Amex has determined that Medicure is not in compliance with certain continued listing standards, as set forth in Part 10 of the Amex Company Guide (the “Company Guide”), and therefore has become subject to the procedures and requirements of Section 1009 of the Company Guide.

Item 5 Full Description of Material Change

On May 30, 2008, Medicure announced it received a letter from the American Stock Exchange (“Amex”) stating that Amex has determined that Medicure is not in compliance with certain continued listing standards, as set forth in Part 10 of the Amex Company Guide (the “Company Guide”), and therefore has become subject to the procedures and requirements of Section 1009 of the Company Guide.

Specifically, Medicure is not in compliance with section 1003(a)(i) of the Company Guide with shareholders’ equity of less than US $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the Company Guide with shareholders’ equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; section 1003(a)(iii) of the Company Guide with shareholders’ equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years; and section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of Amex, as to whether such company will be able to continue operations and/or meet its obligations as they mature. This letter does not impact Medicure’s listing on the Toronto Stock Exchange (the “TSX”).

In order to maintain its Amex listing, Medicure must submit a business plan to Amex by June 23, 2008, advising Amex of the action Medicure has taken, or will take, to bring it into compliance with the relevant continued listing standards within a maximum of 18 months. If, after evaluation by the Listing Qualifications Department, Amex determines that Medicure’s plan provides a reasonable demonstration of an ability to regain compliance with the continued listing standards within 18 months, Medicure’s plan will be accepted and Medicure may be permitted to continue its listing during the plan period. During this time, Medicure will be subject to periodic review to determine whether it is making progress consistent with its plan.

The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next several months, continue to increase operating revenue, and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Derek Reimer, Chief Financial Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 9th day of June, 2008.

MEDICURE INC.

By:	“Derek Reimer”
Derek Reimer
Chief Financial Officer